ROYAL BANK OF CANADA TO REPURCHASE
UP TO 20 MILLION COMMON SHARES

TORONTO, October 30, 2008 - Royal Bank of Canada (RY on TSX and NYSE) today announced that the Toronto Stock Exchange has approved its normal course issuer bid to purchase, for cancellation, up to 20 million of its common shares through the facilities of the Toronto Stock Exchange.

The purchase of common shares under the normal course issuer bid will enable the bank to balance the imperatives of maintaining strong capital ratios with the ongoing need to generate shareholder value.

The shares that may be repurchased represent approximately 1.5 per cent of the bank 's outstanding common shares. As of October 22, 2008, there were 1,341,193,731 common shares of the bank outstanding.

Purchases under the normal course issuer bid may commence on November 1, 2008, and will terminate on October 31, 2009. The bank will only make purchases under the bid after consulting with the Office of the Superintendent of Financial Institutions (OSFI). The price paid for any repurchased shares will be the market price of such shares on the TSX at the time of acquisition. The average daily trading volume of the Bank 's shares on the Toronto Stock Exchange for the 6 months ended September 30, 2008, calculated in accordance with the rules of the Toronto Stock Exchange for the purposes of the bid, was 4,642,443 shares.

As of October 22, 2008, the bank had purchased 1.12 million common shares of an allowed 20 million common shares at an average price of $49.49 under the bank 's current normal course issuer bid, which will expire on October 31, 2008.

Investor contact:
Josie Merenda, Investor Relations, Toronto, (416) 974-2044

Media contact:
Katherine Gay, VP, Corporate Communications, Toronto, (416) 974-6286